UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                    TO

COMMISSION FILE NUMBER 000-21571

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Monster Worldwide, Inc. 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Monster Worldwide, Inc.

622 Third Avenue

New York, New York 10017

Monster Worldwide, Inc.

401(k) Savings Plan

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee of the

Monster Worldwide, Inc.

401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year and schedule of non-exempt transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2007, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York
June 24, 2008

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007		2006
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$1,854,654		$1,391,817
American Funds Grth Fund of Amer	7,675,644	*	5,430,949	*
Baron Small Cap	1,859,716		1,103,339
Columbia Value & Restructuring (formerly Excelsior Value & Restructuring)	12,991,261	*	11,616,474	*
Goldman Sachs High Yield Institutional Shares	509,354		—
JP Morgan Diversified Mid Cap Growth	2,986,754		2,094,408
Laudus International MarketMasters Fund	14,395,825	*	11,331,632	*
Oakmark Equity Income Fund	10,524,733	*	6,787,461	*
Oppenheimer Developing Markets A	5,186,622		2,354,456
PIMCO Total Return Fund	5,096,313		3,969,713
Royce Total Return Investment Fund	2,242,005		1,774,582
Schwab S&P 500 Investor SHS	12,079,869	*	11,691,412	*
Third Avenue Value Fund	12,893,860	*	12,007,801	*
Third Avenue Real Estate Value	1,797,547		1,471,469

Common/collective trusts:
Schwab Stable Value Fund	9,459,029	*	9,642,650	*

Monster Worldwide, Inc. Equity Unit Fund	14,827,830	*	23,164,519	*

Participant Loans	1,091,230		859,005

Personal Choice Retirement Accounts	515,939		521,766
Total investments	117,988,185		107,213,453

Receivables:
Participants’ contributions	309,852		300,546
Employers’ contributions	1,158,463		1,187,885
Interest on loans and dividends	39,887		18,098
Total receivables	1,508,202		1,506,529
Total assets	119,496,387		108,719,982

Liabilities
Accrued expenses	44,000		42,000
Net assets available for benefits	$119,452,387		$108,677,982

* Represents 5% or more of the net assets available for benefits.

See accompanying notes.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006
Additions:

Interest, capital gains and dividends	$5,572,691	$3,737,047
Contributions:
Participants	15,351,436	14,223,846
Employer	4,372,344	4,492,228
	19,723,780	18,716,074
Rollovers in participant balances	2,215,178	1,527,870
Net (depreciation) appreciation in fair value of investments	(3,054,845)	9,545,901
Total additions	24,456,804	33,526,892

Deductions:

Assets transferred out of Plan	—	15,219,173
Benefits paid to participants	13,532,051	14,342,485
Administrative expenses	150,348	136,721
Total deductions	13,682,399	29,698,379

Net increase	10,774,405	3,828,513
Net assets available for benefits, beginning of year	108,677,982	104,849,469
Net assets available for benefits, end of year	$119,452,387	$108,677,982

See accompanying notes.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).

General

The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees or nonresident aliens with no U.S. source income. The Plan has an automatic enrollment feature and a new eligible employee will be deemed to have agreed to make pre-tax contributions of 6% of annual eligible compensation unless he affirmatively elects otherwise.  The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of ERISA and provisions of the Internal Revenue Code of 1986, as amended (“IRC”) as it pertains to plans intended to qualify under IRC Section 401(a).

Plan Amendments During the Years Ended December 31, 2006 and December 31, 2007

The Plan was amended and restated effective January 1, 2006 to provide for certain plan design changes and to comply with the final regulations issued under IRC Section 401(k).  Effective January 1, 2006, the limit on participant pre-tax contributions was raised to 50% of annual eligible compensation (subject to all applicable legal requirements).  The Plan was amended to increase the automatic enrollment pre-tax contribution election rate from 3% to 6% of annual eligible compensation.  In addition, the Plan was amended to clarify certain existing provisions relating to the administration of its employer matching contribution feature. Effective July 25, 2006, the Plan was amended to allow a participant to transfer all or any portion (whether vested or un-vested) of his matching contributions invested in the Monster Worldwide, Inc. Equity Unit Fund to any other investment alternative available under the Plan at any time (subject to securities law restrictions, as applicable).  The Plan was also amended to allow participants to obtain hardship withdrawals in order to pay for funeral expenses and to pay for certain qualifying repairs to a principal residence.

The Plan was amended effective January 1, 2007, to permit participants to make Roth elective deferrals to the Plan. Roth elective deferrals are contributions that are made to the Plan by participants on an after-tax basis.  Earnings on Roth deferrals will generally not be subject to federal income tax upon distribution provided certain requirements are satisfied.  Roth deferrals are subject to the same annual dollar limitation in effect under IRC Section 402(g) applicable to pre-tax deferrals to the Plan.  This limit was $15,500 for 2007.

Contributions

Prior to 2006, participants in the Plan were permitted to make elective pre-tax contributions of up to 30% of their annual eligible compensation.  Effective January 1, 2006, the Plan was amended to increase this limit to 50% of a participant’s annual eligible compensation, subject to applicable legal requirements, including the limit in effect under IRC Section 402(g) (this limit was $15,500 for 2007 and $15,000 for 2006).  The Plan also permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit.  These contributions are known as “catch-up contributions.”  A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions.  The legal limit on catch-up contributions was $5,000 during the 2007 and 2006 Plan years.  Effective January 1, 2007, the Plan was amended to permit participants to make contributions in specified flat dollar amounts, in addition to the continued ability to make contributions in specified percentages of their annual eligible compensation.

The Plan has an automatic enrollment feature.  Under this feature, unless the employee affirmatively elects otherwise, any new hire who commences employment on or after January 1, 2005 will be deemed to have entered into a salary reduction agreement and elected to make elective contributions to the Plan beginning effective as of the first payroll period coinciding with or following the 45-day period following his employment commencement date.  Automatic elective contributions were initially set at 3% of an employee’s annual eligible compensation.  The Plan was amended to provide that, for employees hired after April 1, 2006, the automatic elective contribution rate would be increased to 6% of annual eligible compensation.  Eligible employees may change or stop the amount of their elective contribution at any time subsequent to their automatic enrollment.  The automatic enrollment feature only applies to pre-tax contributions.  Roth elective deferrals, permitted to be made to the Plan on and after January 1, 2007 are voluntary.

Participating employers make matching contributions equal to 50% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation.  From July 25, 2006 to December 26, 2006 (“Suspension Period”), Monster Worldwide suspended its Registration Statement on Form S-8 filed for the Plan.  As a result, during the Suspension Period participants were not permitted to transfer any portion of their Plan contributions into the Monster Worldwide, Inc. Equity Unit Fund. Since July 26, 2006, matching contributions to the Plan have been made in cash. Before that date, employer matching contributions had been made to the Plan in shares of Monster Worldwide common stock held in the Monster Worldwide, Inc. Equity Unit Fund and allocated to participants’ accounts.  A participant who makes pre-tax elective contributions or Roth elective deferrals to the Plan is only eligible to receive an allocation of matching contributions if the participant is employed by a participating employer on the last day of each calendar quarter or if the participant retires, dies or incurs a disability during the calendar quarter (however, commencing July 1, 2008, these restrictions will no longer apply and matching contributions will be made each payroll period). The Plan also permits participating employers to make additional employer matching contributions to the Plan on behalf of non-highly compensated participants if needed, to satisfy applicable non-discrimination requirements.  Effective January 1, 2008, additional matching contributions may be made to all participants’ accounts as long as such matching contributions do not exceed 100% of salary reduction contributions and Roth elective deferrals for a participant for the plan year up to 6% of the participant’s annual eligible compensation (less any matching contributions previously made for the year).  Catch-up contributions are not matched.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices, which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the individual’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Vesting begins with the completion of a period of service of one year, at the rate of

25% and increases 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as provided in the Plan. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Plan.  Rehired participants receive vesting credit for prior service.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years of the termination date, the forfeited amount will be restored to their matching contribution or profit sharing account.  Forfeited non-vested accounts totaled $130,482 and $443,963 at December 31, 2007 and 2006, respectively. Plan expenses in the amount of $53,815 and $121,687 were paid with forfeitures during the years ended December 31, 2007 and 2006, respectively.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability.  If a portion of a participant’s account is attributable to a merged plan, that portion of the account may have additional distribution or in-service withdrawal rights; these rights are grandfathered under the Plan in accordance with the applicable provisions of the IRC and ERISA. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Participant Loans

In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan, interest rates range from 4% to 8.25%. Principal and interest payments will be due at a frequency no less than quarterly and, for employees, will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts.

Administrative Expenses

The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Monster Worldwide, Inc. Equity Unit Fund.

Risks and Uncertainties

The Plan provides for participant investment options; participants can invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined by reference to quoted market prices, except for the Monster Worldwide
401(k) Equity Unit Fund and participant loans.  The Monster Worldwide 401(k) Equity Unit Fund is a unitized stock fund comprised of shares of Monster Worldwide common stock and short-term instruments designed to meet the fund’s cash needs.  The shares of common stock and short-term instruments held in the fund are valued at fair value, which is determined by reference to quoted market prices.  Participant loans are stated at cost plus accrued interest, which approximates their fair value.

The Schwab Stable Value Fund is comprised of investment contracts marked to fair value as estimated by the Trustee. As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 in 2006.  The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market periodically.  Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value.  The contracts are fully benefit-responsive.

The statement of changes in net assets available for benefits presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

Benefits are recorded when paid.

Party-in-Interest Transactions

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of Charles Schwab Trust Company.  Charles Schwab Trust Company acts as trustee for investments of the Plan.  The Plan also invests in shares of Monster Worldwide common stock through the Monster Worldwide, Inc. Equity Unit Fund and issues loans to participants which are secured by the balances in the participant accounts.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of the 2008 plan year. Management is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

3. Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2007 and 2006, as follows:

	December 31,
	2007	2006
Mutual funds	$2,714,852	$5,975,264
Common/collective trusts	419,563	502,104
Monster Worldwide, Inc. Equity Unit Fund	(6,185,076)	2,951,920
Personal Choice Retirement Accounts	(4,184)	116,613
Total	$(3,054,845)	$9,545,901

In 2006, Monster Worldwide sold its Advertising & Communications North America business to TMP Worldwide Advertising & Communications LLC (“Buyer”) in a sale transaction that closed on August 31, 2006.  In accordance with the terms of the sale agreement, the Plan transferred assets totaling $15,219,173 to the new 401(k) plan established by the Buyer.

4.  Non-participant directed investments

As a result of the Plan amendment, adopted effective July 25, 2006, allowing a participant to transfer, at any time (subject to applicable law), all or any portion (whether vested or un-vested) of his matching contributions invested in the Monster Worldwide, Inc. Equity Unit Fund to any other investment alternative available under the Plan, the net assets relating to non-participant directed investments were $0 at December 31, 2006. Prior to July 25, 2006 Plan participants were permitted to divest all or a portion of the matching contributions allocated to their accounts and invested in the Monster Worldwide, Inc. Equity Unit Fund after completion of at least one year of service. Changes in the non-participant directed investments were as follows:

Year Ended
December 31,
2006
Contributions	$457,094
Net transfers out	(809,455)
Forfeitures, withdrawals and other	(136,733)
Net appreciation	45,475
Change in non-participant directed investments	$(443,619)

5.  Income Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan, as amended and restated effective April 1, 2003, and as subsequently amended under IRC Section 401(a) is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.  Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee. Participants direct the investment of their interest in the Plan. The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

7.  Termination

Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

8.  Amounts Due to Participants and Amounts Due From Employer

In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2006 and December 31, 2007, no action was required.

9.  Non-Exempt Transactions

During the Plan year ended December 31, 2007, employee withholdings in the amount of $111 were not remitted within the appropriate time period by Monster Worldwide.  These transactions constitute prohibited transactions as defined by ERISA.  Monster Worldwide has taken steps to correct the situation.

10.  Supplemental Information

During the period from January 1, 2006 to December 31, 2007, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.

11.  Legal Proceedings

In October 2006, a putative class action litigation was filed in the United States District Court for the Southern District of New York by a former employee against Monster Worldwide and a number of its current and former officers and directors. The action purports to be brought on behalf of all participants in the Plan. In December 2007, the Court dismissed the action in its entirety, with prejudice as to certain defendants and with leave to replead against certain other defendants.  In February 2008, a Second Amended Complaint was filed, which added new plaintiffs, repled the claims against certain of the original defendants, added new defendants and dropped some of the defendants who had previously been dismissed from the action.  The Second Amended Complaint alleges that the defendants breached their fiduciary obligations to Plan participants under ERISA by allowing Plan participants to purchase and to hold and maintain shares of Monster Worldwide common stock in their Plan accounts without disclosing to those Plan participants the historical stock option practices of Monster Worldwide. The complaint seeks, among other relief, equitable restitution, attorney’s fees and an order enjoining defendants from violations of ERISA.  The Plan itself is not named as a defendant in this lawsuit.  The timing for the potential resolution of the matter and the amount of damages, if any, is unknown, but is not expected to have a material impact on the assets of the Plan.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 13-3906555	Plan No. 002
December 31, 2007

Identity of issuer, borrower, lessor or similar	Description of investment including maturity date,
party	rate of interest, collateral, par or maturity value	Cost**	Current value
Mutual funds:
American Century Inflation — Adjusted Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	$1,854,654
American Funds Grth Fund of Amer	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	7,675,644
Baron Small Cap	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,859,716
Columbia Value & Restructuring (formerly Excelsior Value & Restructuring)	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,991,261
Goldman Sachs High Yield Institutional Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	509,354
JP Morgan Diversified Mid Cap Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,986,754
Laudus International MarketMasters Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	14,395,825
Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	10,524,733
Oppenheimer Developing Markets A	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	5,186,622
PIMCO Total Return Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	5,096,313
Royce Total Return Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,242,005
*Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,079,869
Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,893,860
Third Avenue Real Estate Value	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value	—	1,797,547

Common/collective trusts:
*Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,459,029

*Monster Worldwide, Inc. Equity Unit Fund	Unitized stock fund. There is no maturity date, rate of interest, collateral, par or maturity value.	13,139,485	14,827,830

*Participant loans	Generally 5 years, at the prevailing interest rate as determined by the Plan’s Administrator, collateralized by participant’s account balance. Interest rate ranges from 4.0% to 8.25%.	—	1,091,230

Personal Choice Retirement	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	515,939
Total			$117,988,185

*    A party-in-interest as defined by ERISA.

**   The cost of participant-directed investments is not required to be disclosed.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

Schedule 4a — Schedule of Non-Exempt Transactions

EIN: 13-3906555	Plan No. 002
December 31, 2007

Total that Constitute Non-Exempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP	Amounts Pending Correction or in VFCP
$111	—	$111	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide, Inc. 401(k) Savings Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN

June 30, 2008	By:	/s/ PETER CASTRICHINI
Peter Castrichini
Chairman, Monster Worldwide, Inc. 401(k) Savings Plan Committee